UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 24, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of changes in Representative Directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

English translation of changes in Representative Directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

Reason for Filing

To report changes in Representative Directors of Kyocera Corporation approved at the meeting of the Board of Directors held on February 24, 2017, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

Matters Reported

1. Effective Date of Changes in Representative Directors

    April 1, 2017

2. Name, Date of birth, Position of and Shares of Kyocera Corporation owned by Representative Directors

1) New Representative Director

Name (Date of birth)	New position as Director	New position as Executive Officer	Former position as Director	Former position as Exective Officier	Shares of Kyocera Corporation owned as of September 30, 2016 (in thousands)
Hideo Tanimoto (March 18, 1960)	President and Representative Director	President and Executive Officer	Director	Managing Executive Officer General Manager of Corporate Fine Ceramic Group	2

Effective as of April 1, 2017, Goro Yamaguchi, the President and the Representative Director at present, will become the Chairman and the Representative Director.

2) Representative Directors to Resign

Name (Date of birth)	New position as Director	New position as Executive Officer	Former position as Director	Former position as Exective Officier	Shares of Kyocera Corporation owned as of September 30, 2016 (in thousands)
Tetsuo Kuba (February 2, 1954)	Corporate Advisor and Director	—	Chairman and Representative Director	—	21

Tatsumi Maeda (January 1, 1953)	Director	—	Vice Chairman and Representative Director	—	11

Tetsuo Kuba is scheduled to resign from the Board of Directors at the annual general meeting of shareholders to be held in June 2017 and become a Corporate Advisor.

Tatsumi Maeda is scheduled to resign from the Board of Directors at the annual general meeting of shareholders to be held in June 2017 and become an Advisor.

3. Career of New Representative Director

Name	Career

Hideo Tanimoto	March 1982	Joined Kyocera Corporation

	April 2014	General Manager of Corporate Fine Ceramic Group [to present]

	April 2015	Exective Officer

	April 2016	Managing Executive Officer [to present]

	June 2016	Director of Kyocera Corporation [to present]